UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AGRICON GLOBAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00850P 105

(CUSIP Number)

Robert Bench
922 Chappel Valley Loop
Lehi, Utah 84043

801-592-3000
Copy to:
J. Martin Tate
Carman Lehnhof Israelsen, LP
(801) 534-4435

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00850P 105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRIAN MERTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value, of Agricon Global Corporation, a Delaware corporation (“Issuer”).  Issuer’s principle offices are located at 922 Chappel Valley Loop, Lehi, Utah 84043.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Issuer for and on behalf of Brian Mertz. (the “Reporting Person”).

(b)	The business address of the Reporting Person is: 922 Chappel Valley Loop, Lehi, Utah 84043

(c)	The principal business of the Reporting Person is Stratega ApS and WWIF LTd., both venture investment businesses. Mr. Mertz currently serves as the CEO of both companies.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	Denmark.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used to purchase the shares were personal funds of the Reporting Person.

Item 4.	Purpose of Transaction

(a) The 66,000,000 shares of Issuer’s common stock were purchased to provide additional funding to meet the Issuer’s ongoing capital requirements.

(b) Not applicable.

(c) Not applicable.

(d) Upon consummation of the transaction, it is the intent of the Reporting Person to replace certain of the directors of Issuer with one or more representatives appointed by the Reporting Person, which will include the Reporting Person.  One or more of the officers of Issuer shall also be replaced or added by one or more officers appointed by the newly appointed board of directors.

(e) There are no material changes to the present capitalization or dividend policy of Issuer.

(f) There are no material changes to Issuer’s business or corporate structure resulting from or in connection with the purchase of the common shares by the Reporting Person.

(g) There are no material changes in the issuer’s business or corporate structure resulting from or in connection with the purchase of the common shares by the Reporting Person.

(h) –(i) The purchase of the common shares by the Reporting Person will not cause any class of securities of Issuer to be delisted from any national exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

(j) Not applicable.

Item 5.	Interest in Securities of the Issuer

(a) As a result of the Reporting Person’s purchase of 66,000,000 shares of Issuer, the Reporting Person may be deemed to be the beneficial owner approximately 66.9% of the issued and outstanding shares of Issuer’s common stock.

(b) The Reporting Person has the sole power to vote, or direct to vote 66,000,000 shares of the Issuer common stock.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A, has effected any transaction other than the one described herein in the Issuer’s common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1- Subscription Agreement dated August 20, 2014 by and between the Issuer and World Wide Investment Fund, Ltd.  (Filed as Exhibit 10.56 to the Issuer’s Annual Report filed on Form 10-K filed with the Securities and Exchange Commission on October 15, 2014 and incorporated herein by reference)

Exhibit 2- Subscription Agreement dated October  2, 2014 by and between the Issuer and World Wide Investment Fund, Ltd. (Filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 8, 2014 and incorporated herein by reference)

Exhibit 3- Subscription Agreement dated October 2, 2014 by and between the Issuer and Stratega ApS. (Filed as Exhibit 10.2  to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 8, 2014 and incorporated herein by reference)

Exhibit 4- Subscription Agreement dated October 2, 2014 by and between the Issuer and Brian Mertz. (Filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 8, 2014 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ ROBERT BENCH
Robert Bench President and Chief Financial Officer

Schedule A

Set forth below are the names, positions with Agricon Global Corporation, business addresses and principal occupations of the directors and executive officers of Agricon Global Corporation.

Name, Position(s) Held and Business Addresses*	Present Principal Occupation

Directors
Allan Kronborg Citizenship: Denmark	Private Businessmen

Robert K. Bench Citizenship: United States	President, Chief Financial Officer and Director

Rene Dyhring Mikkelsen Citizenship:Denmark	Business Consultant

Soren Jonassen Citizenship: Denmark	Partner in Accounting Firm

Peter Opata Citizenship: Ghana	Government Consultant

Executive Officers
Robert K. Bench Citizenship: United States	President, Chief Financial Officer and Director

* All business addresses are:
c/o Agricon Global Corporation
922 Chappel Valley Loop
Lehi, Utah 84043